

February 12, 2014

Stephen M. Robinson
Chief Financial Officer
SurePure, Inc.
405 Lexington Avenue, 25th Floor
New York, New York, 10174

      Re: **SurePure, Inc.**
              Registration Statement on Form S-1
              Filed February 5, 2014
              File No. 333-193769

Dear Mr. Robinson:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, your Form S-1 does not include the audited financial statements required by Item 11 of Form S-1 and Regulation S-X. Since the company is a smaller reporting company, the audited financial statements should at least meet the requirements of Rule 8-02 of Regulation S-X and include audited balance sheets as of December 31, 2012 and 2011, audited statements of operations and comprehensive loss, cash flows and changes in stockholders' equity for each of the two fiscal years ending December 31, 2012 and 2011. Also, since the company is in the development stage, please amend to include the additional inception to date financial statements required by FASB ASC 915-215-45-1. In addition, you must file appropriate auditor reports for the audited periods presented in the registration statement. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

              Sincerely,

              /s/ Daniel Morris for

              Amanda Ravitz
              Assistant Director